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                                                                      Exhibit 99

Press release

QIAGEN Provides Update on Business Outlook

Venlo, The Netherlands, July 3, 2002 - QIAGEN N.V. (Nasdaq: QGENF, Neuer Markt:
QIA) today announced an update of the Company's forecasts for its financial performance in 2002 and 2003.

On a world-wide basis, QIAGEN's customers can be segmented into three groups. Customers engaged in publicly funded research represent approximately 50% of QIAGEN's revenue base, customers performing research in pharmaceutical companies represent approximately 35% and customers in biotechnology companies represent approximately 15%.

In terms of geographic distribution of revenues, QIAGEN records approximately 50% of its revenues from customers in the United States and approximately 50% from customers in Europe, Japan and the rest of the world.

While QIAGEN experienced growth of 21% in the second quarter of 2002 compared to the second quarter of 2001 from the countries outside the United States, revenue growth for the same period inside the United States slowed significantly to 5% from approximately 25% in the second quarter of 2001 compared to the same quarter of 2000. This decrease in revenue growth led to a shortfall of approximately $10 million in net sales in the second quarter of 2002 and is primarily attributed to lower sales from customers in the pharmaceutical, and to some extent the biotechnology industries, in the United States (together representing approximately 25% of QIAGEN's global, consolidated revenue base). Such customers have significantly slowed their spending in recent months, a phenomenon which was especially evident in the second half of the second quarter of 2002. Revenues from customers in the pharmaceutical industry in the United States evidenced rapid growth until early in 2002, at which point they slowed and in the second quarter of 2002 contracted to levels of net sales which were actually below those recorded in the second quarter of 2001.

Similarly, in the second quarter of 2002 revenues from customers in the biotechnology industry in the United States grew at rates well below revenue growth rates from such customers recorded in both the preceding quarter and also the same quarter of the prior year while growth in this market segment was lower than expected, it exceeded growth in net sales from customers in the pharmaceutical industry.

On a positive note, the academic customer segment in the United States has recovered significantly after the release of public funding at the National Institutes of Health in late January 2002. The academic segment is growing faster than expected and is currently the fastest growing revenue base for QIAGEN in the United States with growth rates of over 22% for the second quarter of 2002 compared the same period in 2001. This compares to annualised growth rates of under 20% recorded in previous quarters.

QIAGEN's core business, consumables for nucleic acid purification and related applications (in total approximately world-wide 73% of net sales) continued to post strong growth of approximately 22% in the United States for the second quarter of 2002 compared to the second quarter of 2001. QIAGEN's sales from instrumentation solutions and synthetic nucleic acid products have been more significantly affected by the pharmaceutical research and development slowdown in the United States due to their historically higher usage of such instrumentation solutions and synthetic nucleic acid products. Sales from these two segments decreased compared to sales recorded from such products in the same quarter of 2001, however, in this weak market environment, QIAGEN believes that it is gaining market share in those segments as well.

Many industry experts, as well as QIAGEN believe that there is a high probability that spending growth in the pharmaceutical segment will again accelerate in late 2002 or early 2003. However, for the purpose of this updated forecast, QIAGEN is assuming that spending from customers in the pharmaceutical industry in the United States, and to some extent biotechnology customers, will be weak for the remainder of the year 2002 and into 2003.

As a result of the above effects, QIAGEN has changed its forecast for net sales to the following: $73 million for the second quarter 2002 (as compared with previous guidance of $83 million), $75 million for the third quarter 2002 (as

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compared with previous guidance of $91 million) and $80 million for fourth quarter 2002 (as compared with previous guidance of $98 million). Net sales for the fiscal year 2002 are estimated to reach approximately $300 million. This revised forecast is approximately 13% below the Company's previous guidance for net sales for 2002 of $345 million and 14% above the $264 million in net sales recorded in 2001. For the year 2003, QIAGEN expects net sales of approximately $350 million. As mentioned before, this revised guidance assumes continued weakness in the pharmaceutical and, to some extent, biotechnology markets.

The current forecast for fully diluted earnings per share, excluding acquisition related charges, is $ 0.05 for the second quarter 2002, $ 0.05 for the third quarter 2002, and $ 0.06 for the fourth quarter 2002. Fully diluted earnings per share for the fiscal year 2002 are estimated at approximately $ 0.23. This revised forecast compares to the Company's previous guidance for fully diluted earnings per share for 2002 of $ 0.38. Net income for the fiscal year 2002 is expected to be approximately flat compared to 2001, as QIAGEN's infrastructure was expanded to prepare for higher revenue levels than actually occurred and which now are expected to be recorded in approximately six months due to the changed market environment. Operating expenses are forecasted to grow slower than net sales in the third and fourth quarter of 2002. QIAGEN forecasts fully diluted earnings per share for fiscal 2003 to be approximately $ 0.34, an increase of 48% over fully diluted earnings per share expected in 2002. QIAGEN's closing share price on the Nasdaq National Market of $10.02 per share recorded prior to this announcement on July 2, represents a multiple of approximately 29 times this revised earnings per share figure expected for 2003.

QIAGEN expects to releases its complete results for the quarter ended June 30, 2002 on August 05, 2002.

"QIAGEN products are today the undisputed standard for nucleic acid handling, separation and purification in molecular biology research, molecular diagnostics and gene therapy," said Dr. Metin Colpan, Chief Executive Officer of QIAGEN N.V. "We believe that QIAGEN is continuing to expand its market and technology leadership in these areas, and that we have laid a solid foundation for growth as our core products continue to replace traditional home-brew methods for these applications. To date, only 20-25% of those using traditional, home-brew methods have converted to QIAGEN products. This situation allows many future years of sustained growth for QIAGEN. In addition, QIAGEN's new product introductions have been well received by our customers and show significant potential due to their innovative and well-targeted features. However, even though we believe we are superbly positioned and have an exciting portfolio and pipeline of products, demand from two market segments - the pharmaceutical and the biotechnology industry segments in the United States - has slowed. We believe that this slowdown is due to temporary factors. While there is a strong case that growth in these segments could reaccelerate and make our previous targets achievable again, our outlook provided today gives a financial forecast for the scenario of weakness in demand in the pharmaceutical industry in the United States and, to a lesser extent, in the biotechnology industry, in the United States continuing well into future periods."

QIAGEN will host a conference call at 9:30 am EDT today, July 3, 2002. A webcast of the conference call will be available at www.videonewswire.com/QIAGEN/070302.

About QIAGEN

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia, Canada, Norway and Austria believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs more than 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations

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that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).



Contacts:

Peer M. Schatz
Chief Financial Officer
QIAGEN N.V.
+49 2103 2911 702
e-mail: p.schatz@de.QIAGEN.com

Dr. Solveigh Mahler
Manager Investor Relations
QIAGEN N.V.
+49 2103 2911 710
e-mail: s.maehler@de.QIAGEN.com

Noonan Russo Presence
Veronica Sellar, Sarah Burl
+44 (0)20 7726 4452
Mary Claire Duch
+1 212 845 4278